UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023 (Report No. 3)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On June 22, 2023, Maris-Tech Ltd. (the “Registrant”) issued a press release titled “Expanding its New Space Activity Worldwide - Maris-Tech Receives a Grant from the Israel Innovation Authority for the Development of Ultra-HD Surround Video And AI-Based System on a budget of 3.17 million NIS ($880 thousand),” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The press release is  incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-262910) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated June 22, 2023, titled “Expanding its New Space Activity Worldwide - Maris-Tech Receives a Grant from the Israel Innovation Authority for the Development of Ultra-HD Surround Video And AI-Based System on a budget of 3.17 million NIS ($880 thousand).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: June 22, 2023	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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